Exhibit 99.1
Dear Stockholder:
RE: 2010 Board of Directors Election
I am pleased to present the official ballot and information needed for your cooperative to cast its vote in the 2010 election of Directors for National Consumer Cooperative Bank, d/b/a NCB.
The Board of Directors has set December 31, 2009, as the record date for the determination of stockholders entitled to vote in the 2010 election. The votes allocated to your cooperative based on your business activity with NCB in 2009 are shown on the ballot.
There are eight candidates on the ballot to fill the four seats on the Board. Two of the candidates are incumbents and are eligible for re-election, and therefore the ballot presents 6 new candidates. All Directors are elected to serve a three-year term.
NCB is continuing the web-based ballot in addition to the traditional paper ballot. You have the option of casting your votes either in a paper form by regular mail or electronically via the web. Specific instructions for either method are enclosed. Whichever method you select, the ballots must be received by April 9, 2010.
On behalf of the Board of Directors, I appreciate your participation and encourage you to cast your ballot. Should you have any questions, please contact Chad Oppenheimer, NCB’s Corporate Secretary, at 703-302-8106.

Sincerely,

Irma Cota
Chair
NCB Board of Directors

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 6, 2010

The 2010 annual meeting of the stockholders of NCB will be held on Thursday, May 6, 2010 at 4:00 p.m., at the Ronald Reagan Building and International Trade Center, 1300 Pennsylvania Avenue, NW, Washington, D.C.
The Board of Directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.
For those interested, NCB’s 2009 Annual Report will be available at www.ncb.coop on or about May 6, 2010.

Very truly yours,

Chad Oppenheimer
General Counsel and Corporate
Secretary NCB

2010 Board of Directors
Official Election Ballot
Place an “X” next to any four (4) candidates of your choice.
Stuart M. Saft *
Housing
Walden Swanson *
Other
Michael J. Mercer
Consumer Services
L. Ray Moncrief
Low Income
Kevin M. O’Connor
Housing
Cynthia Richardson
Housing
Mark B. Shernicoff
Housing
Campbell C. Johnson III
Other

*	incumbent
Ballot Instructions
•	Members casting their vote by mail must use this original, Official Election Ballot form, no substitutes will be allowed.
•	Votes should be cast by placing an “X” in the box next to the name of each selected candidate. In the event your selection needs to be changed, please cross out the incorrect selection by drawing a line through the candidate’s name.
•	You may vote for four (4) of the eight (8) candidates. Ballots indicating more than four (4) selections will not be counted.
•	Ballots must be cast by an official of the cooperative stockholder in order to be counted.
•	If you are casting this paper ballot, in order to be counted, the ballot must be received by the independent teller, Survey & Ballot Systems, PO Box 46430, Eden Prairie, MN 55344 no later than April 9, 2010. Please use the self-addressed envelope enclosed with this packet. Hand-delivered ballots will not be counted.
The undersigned officer of the cooperative casting this ballot acknowledges receipt of notification of the National Consumer Cooperative Bank annual meeting and certifies that he/she is authorized to cast ballots on behalf of the cooperative stockholder.

Signature of Authorized Representative	Date

ELECTION OF DIRECTORS
The stockholders are holding an election to elect four directors among the eight candidates nominated to fill four vacancies on the board of NCB.
Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.
Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.
Stockholder-Elected Directorships

			Incumbent	Available
Class of Cooperative	Minimum	Maximum	Seats 2010	Seats 2010

Consumer Services	1	3	2	1

Low Income	1	3	2	1

Housing	1	3	1	2

Consumer Goods	1	3	2	1

Other	1	3	1	2
Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

Voting Instructions
Voting by Mail:
•	Members casting their vote by mail must use the original, Official Election Ballot form, no substitutes will be allowed.
•	Mark your selections by placing an X in the box next to the candidate of your choice.
•	Do not mail to the NCB Office
•	Detach ballot and place in the enclosed return envelope. Mail to Survey & Ballot Systems, PO Box 46430, Eden Prairie, MN 55344. Envelopes must be received no later than April 9, 2010. Please allow sufficient time for delivery.
Voting Online:
•	Go to https://www.directvote.net/ncb/ to access the login page of the official 2010 NCB election.
•	Above and to the left is your ID Number and your E-Signature (election passcode). Use both of these numbers to login.
•	Once registered, follow the online voting instructions.
•	Online voting begins March 8, 2010 and ends at 11:59 AM ET, April 9, 2010.
If you have any problems voting online, please e-mail support@directvote.net

Housing
Stuart M. Saft Incumbent
Stuart M. Saft is a partner and Chair of the Global Real Estate Practice at Dewey & LeBoeuf, LLP, a law firm representing several hundred cooperatives. He served as a director of NCB from 2002 to 2005 and chair of the NCB Board in 2004. In 2006, he was elected as chair of the board of the NCB Financial Cooperation. He returned to the NCB Board in 2007 and currently serves as the Vice Chair. He served on the Board of the Park 86 Apartment Corporation for 20 years including 16 of which he served as President. Mr. Saft also served 22 years as Chairman of the Council of New York Cooperatives and Condominiums. He holds a bachelors degree from Hofstra University and a juris doctorate from Columbia University School of Law, New York.
I am a candidate for the Board of the National Cooperative Bank in order to assist the Bank in its extraordinary work supporting cooperatives in these very difficult times. Daily we see credit disappearing while cooperative businesses’ and homeowners’ needs have never been greater.
I believe that my background as a real estate lawyer specializing in cooperative and condominium matters as well as workouts and my understanding of finance and the economy make me uniquely suited to assist the members of the Board and the staff of the Bank to deal with the problems facing the housing industry as it retrenches after several years of losses. In addition, having served previously on the NCB Board as Chairman, Vice Chairman, Chair of the Audit Committee and Chair of the Loan Committee, I have a full understanding of the policies and procedures of the Bank and the incredibly competent leaders and employees of the Bank. In these difficult times, I will not need a learning curve to assist the Board and the staff in helping the Bank grow and prosper.
In addition to my background in residential real estate, I also have written over two dozen books on issues related to commercial real estate and serve as a Contributing Editor of The Real Estate Finance Journal, for whom I have written approximately two dozen articles on various real estate subjects. This background gives me a broader perspective on both the real estate and finance industries.
Finally, having served for ten years as chairman of the New York City Workforce Investment Board and regularly deal with the needs of the unemployed and underworkers and having served for a decade as general counsel of The American Wormen’s Economic Development Corporation, which taught entrepreneurship to women, I also recognize the important role served by NCB Capital Impact. For all these reasons, I would appreciate your vote and support.

Other
Walden Swanson
Walden Swanson is currently the Director of Special Projects of Coop Metrics. Mr. Swanson was the CEO of Community Consulting Group Cooperative, Inc. (CCG) as well as manager of Wheatsville Food Co-op in Austin, Texas from 1976-1978. He served on the board of National Cooperative Business Association from 1984 to 1990 and the board of NCB from 2002 to 2005 and 2007 to the present. Mr. Swanson received a bachelor’s degree in business administration from the University of Texas, Austin.
I am driven by cooperative values and firmly believe that cooperatives can effectively and efficiently deliver both financial and non-financial goals. My business background quietly tempers my unbounded enthusiasm for cooperative economics, but I’ll make no bones about it — I’m interested in cooperatives, and being on the NCB board, because I think cooperatives can help make the world a better place to live. I want “more and more people, using more and more services, through more and more cooperatives.”
Additionally, I bring a perspective on issues honed by experience in many cooperative sectors (outlined below) and augmented by cooperative experience at the local, regional, national, and international levels.
Housing: Board Member, Developer, Member
Worker: Board Chair, Board Member, Manager, Developer, Member
Low Income: Board Chair, Board Member, Developer
Wholesale: Manager
Retail: Board Member, Manager, Developer, Member
Manufacturing: Manager
Service: Board Chair, Manager, Developer, Member
Credit: Board Member, Developer, Member
Student: Board Member, Member
In addition to my thoughts, here is what some of my current and former colleagues think of my work. They may be better judges.
Cooperative Values and Business Expertise: “Walden has a rare combination of superb business skills and cooperative values. He combines these with wonderful creativity and great people skills.” Rod Nilsestuen, Secretary of the Wisconsin Department of Agriculture, Trade and Consumer Protection

NCB Background: “I met Walden in 1977 when he arrived from Wheatsville Food Coop in Austin, Texas to the North Coast Food Coop in Arcata, California on a campaign to encourage consumer coops to support the establishment of the National Consumer Cooperative Bank, now NCB. His ability to effectively translate and incorporate business school financial principles into cooperative enterprises, coupled with his extensive experience working with a variety of coops, still continues to support the NCB through increased loan activity from these coops.” Cindy Foley, founding NCB Board Member and Chair, 1988
Board Experience: “In board meetings I have facilitated, Walden was enthusiastic, innovative, creative, and open to all ideas and perspectives. He can spin gold out of any discussion. In my experience with many boards, these are rare and valuable qualities. Coupled with his extensive perspective on the cooperative worlds, he is a valuable asset to any organization committed to making a difference in the cooperative sector.” Linda Stier, CDS board training consultant

Consumer Services
Michael J. Mercer
Michael J. Mercer is President and CEO of Georgia Credit Union Affiliates and served in that role since 1985. He served as a NCB Board member from 1988 to 2004 and served as the Chair from 2002-2004. In 1998 he was the Chairman of the Association of Credit Union League Executives. Currently, he serves on the board for the Credit Union Service Corporation (CUNA) and serves on CUNA’s executive committee. Mr. Mercer has a bachelor’s degree from the University of Rhode Island and a master’s degree in investment and banking from the University of Wisconsin at Madison.
My first experience to cooperatives came in the form of a part-time job while I was attending graduate school in Madison, Wisconsin. I was hired by the Credit Union National Association in 1976 to work on a new project called U.S. Central Credit Union. At the time, I was studying for a career in the investment banking industry, among the most profit-oriented of American institutions. In those formative years, I was simultaneously exposed to for-profit and cooperative ways of structuring business organizations.
I learned that maximizing shareholder value is the holy grail in the for-profit sector. In cooperative organizations, member benefit is the most fundamental reasons for being. Fortunately, I chose the cooperative path for my career. Today, I am even more committed to the proposition that cooperative organizations serve as an essential alternative to the for-profit suppliers in our economy.
While my passions are with cooperative organizations of all types, my experience is with credit unions and their support organizations. After graduation, I took a full time position with the national support organizations. Eventually, I became assistant to the manager at U.S. Central Credit Union which relocated to the Kansas City area. In 1980, I moved to the state level support organizations in Atlanta. In the years that followed, I have served in numerous capacities at the state, regional and national levels within the credit union movement.

In 1997, I was appointed to the NCB Board which provided me with the opportunity to have routine contact with other members of the cooperative community. I believe that I am well positioned within the credit union movement to represent the interests and opportunities for NCB. My training in finance and economics supplies some technical ability for contributing as a director for a financial institution. Most important, I am dedicated to promoting cooperative principles wherever they can be applied.
I am concerned that cooperatives are under increasing pressure from for-profit suppliers in Congress and elsewhere. A more significant threat is a breakdown in unity within cooperative organizations. This is a time when cross-discipline coordination will be even more essential within the cooperative community.
With your support, I intend to seek election to the NCB Board with these challenges, opportunities and passions in mind. Thank you for your consideration and the opportunity to share these thoughts with you.

Low Income
L. Ray Moncrief
L. Ray Moncrief is the Executive Vice President and Chief Operating Officer of Kentucky Highlands Investment Corporation. For four years, he served on the board of Cumberland Gap Provision Company where he helped the company gain ESOP status. He served on more than 15 corporate boards and four national non-profit boards of directors. Mr. Moncrief holds a bachelors degree in Accounting from Louisiana Tech University.
As a Director of National Cooperative Bank, I would bring over 30 years of senior level management experience to the board. I have participated, and served multiple terms, on more than 15 corporate boards of directors and have served on four national non-profit boards of directors. I have served as chairman of two of those non-profit boards.
My experience as an entrepreneur negotiating for all of the types of financing that I now provide as an investor would lend a unique perspective to National Cooperative Bank’s board. That experience includes underwriting of numerous types of debt: senior, subordinated, and debt with various equity features. In addition, I have extensive experience in term debt structures as well as leveraged current asset facilities. My experience also includes workouts and turnarounds. I have successfully participated in four turnarounds that resulted in a sale or corporate stability.
I also have over 24 years of investing equity in start up and expanding small businesses that includes negotiating pricing models, unique security structures, e.g., convertible participating preferred and variations of common equity and debt with equity features.
Participating as a member of a board of directors requires much energy and preparation. My board service illustrates that I can accomplish that dedication. For each small company board on which I’ve served, I have always pushed management teams to interpret monthly results and take corrective actions to achieve growth and performance targets expected by shareholders.
As a true team player that works well in corporate objectives, I am willing to perform those duties to the best of my abilities for National Cooperative Bank.
I am particularly honored to be considered for election to the board of directors of the National Cooperative Bank and would strive to be an asset to the Bank for furthering its mission and accomplishing its admirable goals.

Housing
Kevin M. O’Connor
Kevin M. O’Connor is the Senior Vice President for Business Development for Kidz Bop LLC and Razor & Tie LLC. He served on the board of directors for 114 Morningside Drive Corporation, a New York housing cooperative, for 11 years including 9 of which he served as Treasurer. He received his bachelor’s degree from Columbia University, New York.
I am submitting my application to be a member of NCB’s Board of Directors as a representative of the Housing Sector.
Although I originally started off as a creative, my career has been based on being a brand ambassador and deal makers for some of the most prominent companies in the children’s media and toy business including Sesame Street, Mattel/Fisher-Price, McDonald’s Hasbro, Nickelodeon, Electronic Arts, Barnes & Noble and more.
As part of that experience, I have a great background in consumer & industry marketing that I think would be useful to the Board to NCB as a whole. The company I work for specializes in direct response advertising (TV, mail, eblasts) and I have an excellent understanding the way to identify consumers and tailor messages for them.
The Coop I live in is reportedly the second oldest coop in New York, (cooped in 1921) and we are self-managed. As Treasurer I do all the day-to-day bill payments & deposits as well as long term planning. So I understand the needs of the constituent shareholders and what their concerns are.
Also as a New Yorker, I would become a visible face for the bank at relevant Coop conventions and in relevant publications — available for networking, promotion and publicity.
My personal qualities — gregariousness, consensus building, creative business thinking — would all come in handy as I learn the needs of the organization, its shareholders and its overarching mission.

Housing
Cynthia Richardson
Cynthia Richardson is a registered occupational therapist for the Aging in America Morningside House Nursing Home, Inc. Since 1980, she served on the board of directors of the Surrey Cooperative Apartments, Inc and served as president from 1985 to the present. Ms. Richardson received her bachelor’s degree from City University of New York.
Having high quality affordable housing in urban areas is a major factor in maintaining stable communities. Surrey Coop Apartments, Inc. stands as a testimonial to the importance and need for the National Consumer Cooperative Bank (NCB). I know that without NCB, Surrey Coop would not be in existence today.
NCB gave shareholders of Surrey the ability to retain their homes. The units in Surrey continue to be the most affordable — probably in all of New York City. Our buildings and grounds are the most attractive and well maintained in the Northeast Bronx area. I must also add that Surrey is one of the financially stable, private, housing cooperatives in New York City.
I have acquired substantial knowledge and skills as a board member about directing and operating a successful housing cooperative. I have served as president for almost 25 years. I previously held positions as secretary, vice president and chairperson of the screening committee. Our members of the board of directors, who are very active on a daily basis, work exceptionally well with our professional staff including management agent, attorneys, and auditor.
My major priorities as president is to make sure that each board member is responsible, accountable and adheres to the by-laws of Surrey Coop Apartments, Inc. and the New York state business laws. We are volunteers who are committed to maintaining our home (Surrey) and being a viable part of the greater community.
I perceive myself being a member of the Board of Directors of NCB as an agent to educate other communities and expand access for quality, affordable housing.

Housing
Mark B. Shernicoff
Mark B. Shernicoff is a retired partner of the CPA firm Zucker and Shernicoff (The firm was sold to the Metis Group, LLC in 2007). Since 1993, he served on the board of the National Association of Housing Cooperatives and is serving his third year as President. He served on the board of the Council of New York Cooperatives and Condominiums from 1980 to 2005. For twenty years he served on the board of the 100-118 Riverside Tenants Corporation including terms as President, Secretary and Treasurer. Mr. Shernicoff holds a bachelors degree in Accounting from Pace University, New York.
I believe I can make contributions in a number of areas of the Bank’s business and operations, including accounting, auditing, finance and general management.
I have served on the boards of a number of cooperatives, including two that are not in the housing sector. In my recent professional life, I have been the auditor and financial advisor to numerous housing cooperatives and have advised on many of their financing needs including their dealings with lenders and mortgage bankers.
Before that, I served in a number of financial management positions in the New York city government, including as Assistant Budget Director in the City’s OMB, Chief Accountant in the City Comptroller’s office and Director of Audits for the City’s municipal hospital system.
In these positions I was involved in financial planning during the City’s fiscal crisis in the mid 1970s, directing the City’s accounting staff in the preparation of the first audited financial statements in the City’s history, dealing with bond counsel and underwriters of the City’s bond issues and directed staff in the performance of operational and financial audits of the City’s hospitals.
In addition, after I retired from the City, I served for several years as a member of the City’s audit committee (a pro bono position appointed by the Mayor). We were responsible for approving the selection of the City’s independent auditors. We reviewed independent audits of the City and the City’s affiliated agencies, such as the Transit Authority, Board of Education, Health and Hospitals Corporation, etc. We reviewed audit findings and tracked responses and progress of the City and these agencies in correcting reported deficiencies.
I will bring the skills that I used and developed over the course of my career in the performance of my duties as a director of the Bank.

Other
Campbell C. Johnson III
Campbell C. Johnson is the Chair and CEO of the Urban Housing Alliance (incorporated as Collaborative Alliances of America). He served as a tax advisor for the Madison Terrace Cooperative, Inc. Previously, he worked as Executive Vice President for the National Rural Development and Finance Corporation. Mr. Johnson has a bachelor’s degree from San Francisco State University and a MBA degree from University of Pennsylvania, Wharton School of Business.
As a director of NCB, I expect to make contributions in several areas, which include: financial banking and economic development strategies and mechanisms; creative strategies for creating business cooperatives that will serve local low income communities; and suggesting innovative strategies for using broadcast and other communications tools to spread the message of cooperative benefits for low and moderate income communities.
First, I am currently a member of the Pacifica National Board of Directors. We operate five non-profit radio stations across the country (Berkeley, CA; New York, NY; Houston, TX; and Washington, DC). I have served two years as a station board Treasurer and on the National Finance Committee. Additionally, I chaired the Committee of Inclusion and the Management Assessment and Search Committee. In these positions, I recommended several innovative revenue development and outreach strategies.
Secondly, I worked with OIC of America, Inc. as National Finance and Management Developer for a Community Investment Cooperatives project. This resulted in the creation of new economic development firms in 8 US cities in less than 2 years. These firms were owned by residents of the local community and were able to secure non-voting equity from Fortune 500 firms.
Lastly, as Chair of Urban Housing Alliance and board member and President of Dorchester Tenants Association, I assisted tenants and cooperative shareholders to assess and negotiate with owners, bankers and city regulatory agencies. Part of this work included securing a $330,000 loan from the former DC National Bank for the earnest money deposit in the purchase of a 394-unit $13 million purchase of an apartment building. Also, the tenants association was able to make money on the loan rather than pay money for it.
I expect my financial understanding will help develop new programs to move cooperatives to the center stage in American life.